1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                 .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 12, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Shareholders Approve NT$3.0 Cash Dividend and Elect Board of Directors

Hsinchu, Taiwan, R.O.C. – June 12, 2012 – TSMC (NYSE: TSM) today held its 2012 Annual Shareholders’ Meeting, which passed the following major resolutions:

1. Acknowledged the 2011 Business Report and Financial Statements. Consolidated revenue for 2011 totaled NT$427.08 billion and net income was NT$134.20 billion, with earnings per share of NT$5.18.

2. Approved the distribution of a NT$3.0 cash dividend per common share.

3. Elected TSMC’s 12th Board of Directors. The nine Directors are: Morris Chang, F.C. Tseng, Sir Peter L. Bonfield, Stan Shih, Thomas J. Engibous, Gregory Chow, Kok-Choo Chen, Johnsee Lee (Representative of the Development Fund, Executive Yuan), and Rick Tsai. Five of those elected, Sir Peter L. Bonfield, Stan Shih, Thomas J. Engibous, Gregory Chow, and Kok-Choo Chen, are independent directors.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Ophelia Chang Administrator PR Department Tel: 03-563-6688 ext. 7125786 Mobile: 0988-930-039 E-Mail: lwchangj@tsmc.com